SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                       QUALIFIED PROPERTIES 80, L.P.
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                             (Name of Issuer)

                                   UNITS
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                      (Title of Class of Securities)

                                 44850K104
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                              (CUSIP NUMBER)

                    FIRST TRUST CO. MANAGEMENT, L.L.C.
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                           -- with copies to --
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               May 14, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following
box. [   ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP NO. 44850K104              13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      First Trust Co. Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

      AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

NUMBER OF           7  SOLE VOTING POWER               3,278
SHARES
BENEFICIALLY        8  SHARED VOTING POWER             0
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER          3,278
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,278

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.40%

14   TYPE OF REPORTING PERSON*

       OO, IN




     *SEE INSTRUCTIONS BEFORE FILLING OUT



                               SCHEDULE 13D


          This Schedule 13D (this "Schedule 13D") is being filed on behalf of First Trust Co. Management, L.L.C., a Delaware limited liability company ("FTCM"), and Jeffrey A. Tannenbaum ("Mr. Tannenbaum"), a member of FTCM in his individual, relating to units of limited partnership interests ("Units") of Qualified Properties 80, L.P., a Virginia limited partnership (the "Issuer").

          This Schedule 13D relates to Units of the Issuer purchased by FTCM for the account of First Trust Co., L.P., a Delaware limited partnership ("First Trust Co."), of which FTCM is the sole general partner.

ITEM 1.   SECURITY AND ISSUER

     Securities acquired: Units of Limited Partnership Interests ("Units")

     Issuer:   Qualified Properties 80, L.P.
               c/o Lehman Brothers, Inc.
               3 World Financial Center, 29TH Floor
               New York, New York  10285
               Tel. No. (212) 526-7000

ITEM 2.   IDENTITY AND BACKGROUND

     FTCM's principal business is serving as the general partner of investment partnerships and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Mr. Tannenbaum is a member of FTCM. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is First Trust Co. Management, 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Neither FTCM nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither FTCM nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of May 14, 1997, FTCM had invested $939,500 in Units through First Trust Co. The source of these funds was the contributed capital of First Trust Co.

ITEM 4.   PURPOSE OF THE TRANSACTION

     FTCM and Mr. Tannenbaum acquired Units for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but FTCM and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. FTCM and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors. FTCM and Mr. Tannenbaum may contact the Issuer and/or other holders of Units regarding potential strategies to increase partnership value. Other than as described above and disclosed in
Item 6 below, neither FTCM nor Mr. Tannenbaum has present plans or proposals which would result in any of the following:

         1) any extraordinary transaction, such as a merger, reorganization, dissolution or liquidation, involving the Issuer or any of its subsidiaries;

         2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         3) any change in the present general partner of the Issuer of the management of such general partner;

         4) any material change in the present capitalization or allocation policy of the Issuer;

         5) any other material change in the Issuer's business or structure;

         6) any change in the Issuer's certificate of limited partnership, limited partnership agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         9)   any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of May 14, 1997, FTCM and Mr. Tannenbaum beneficially owned 3,278 Units, or 6.40% of the Units outstanding, all of which are beneficially owned by FTCM and Mr. Tannenbaum for the account of First Trust Co.

     The number of Units beneficially owned by FTCM and Mr. Tannenbaum and the percentage of outstanding Units represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of FTCM and Mr. Tannenbaum on May 14, 1997 is based on 51,234 outstanding Units as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     (b) FTCM and Mr. Tannenbaum for the account of First Trust Co. have the power to vote and dispose of the Units held by First Trust Co.

     (c) The transactions in the Issuer's securities by FTCM during the last sixty days are listed as Annex I attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to that certain letter agreement, dated November 27, 1996 (as amended by the letter agreement, dated February 25, 1997), between an affiliate of FTCM and the Issuer (the "Letter Agreement"), a copy of which is attached hereto as Exhibit A, the Issuer granted FTCM and its affiliates the right to commence a tender offer for up to 9.5% of the Issuer's outstanding Units, subject to certain exceptions. During the two years subsequent to the date of the Letter Agreement, without the prior written consent of the Issuer, FTCM and its affiliates may not, among other things, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 9.5% of the outstanding Units.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -    Letter Agreement, dated November 27, 1996, between an
               affiliate of FTCM and the Issuer, as amended by the letter agreement, dated February 25, 1997, between an affiliate of FTCM and the Issuer.


                                 Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 5, 1997

                              FIRST TRUST CO. MANAGEMENT, L.L.C.


                              By:  /s/ Jeffrey A. Tannenbaum
                                 ---------------------------------
                                 Jeffrey D. Tannenbaum
                                 Member


                              /s/ Jeffrey A. Tannenbaum
                              -------------------------------------
                              Jeffrey A. Tannenbaum






                                  ANNEX I


     Transaction                    Quantity         Price per
        Date           Buy/Sell      (shares)        Share ($)
     -----------      ---------     ---------        ---------

     4/1/97              Buy              278            $250
     5/14/97             Buy            3,000            $290